SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 13, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Earnings Release

On November 13, 2013, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing its financial results for the three and nine months ended September 30, 2013 and a quarterly dividend of $0.05 per share of its common stock. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Closing of Notes Offering

On November 13, 2013, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned subsidiary (“Navios Acquisition Finance” and, together with Navios Acquisition, the “Co-Issuers”), completed the sale of $610.0 million in aggregate principal amount of 8.125% First Priority Ship Mortgage Notes due 2021 (the “Notes”). A copy of the press release announcing the closing of the Notes offering is furnished as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

In connection with the closing of the Notes offering, the Co-Issuers and the guarantors of the Notes and Wells Fargo Bank, National Association, as trustee and collateral trustee, entered into the Indenture, dated November 13, 2013, relating to the Notes (the “Indenture”). Interest on the Notes will be payable on May 15 and November 15 of each year, beginning May 15, 2014, and the Notes will mature on November 15, 2021. On or after November 15, 2016, the Co-Issuers may redeem some or all of the Notes at the redemption prices set forth in the Indenture. In addition, before November 15, 2016, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Notes at the redemption prices set forth in the Indenture with the proceeds of one or more equity offerings so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding. The Co-Issuers may redeem some or all of the Notes at any time before November 15, 2016, at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date and a “make-whole” premium described in the Indenture. The Co-Issuers may also redeem all, but not less than all, of the Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase Notes from holders.

The Notes are the senior obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their existing and future subordinated indebtedness. The Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Acquisition’s direct and indirect subsidiaries (other than Navios Acquisition Finance). The guarantees of Navios Acquisition’s subsidiaries that own mortgaged vessels are senior secured guarantees to the extent of the value of the collateral securing such guarantee and the guarantees of Navios Acquisition’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. The Notes are secured by first priority ship mortgages on eight very large crude carrier vessels, two MR2 Product Tankers and two LR1 Product Tankers owned by certain subsidiary guarantors, and certain other associated property and contract rights. The Indenture contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The Indenture also contains customary events of default. Additional terms and conditions of the Notes are contained in the Indenture, which is attached as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference.

Expiration of Tender Offer Consent Payment Deadline

On November 14, 2013, Navios Acquisition announced the expiration on November 12, 2013 of the consent payment deadline under its previously announced cash tender offer (the “Tender Offer”) for any and all of its outstanding 8 5/8% First Priority Ship Mortgage Notes due 2017 (the “2017 Notes”) and consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default, and release the liens for the benefit of the holders on the assets that secure the 2017 Notes, and make other changes to provisions contained in the indenture governing the 2017 Notes (the “Consent Solicitation”). A copy of the press release is furnished as Exhibit 99.3 to this Report on Form 6-K and is incorporated herein by reference.

Pursuant to the terms of the Tender Offer, on November 13, 2013 the Co-Issuers accepted for payment, and paid for, all 2017 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, comprising $488,513,000 in aggregate principal amount (representing approximately 96.74%) of outstanding 2017 Notes. After the purchase by the Co-Issuers of all 2017 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, the indenture governing the remaining 2017 Notes was satisfied and discharged and the Co-Issuers issued a notice of redemption discussed in more detail below.

Pursuant to the Consent Solicitation, the Co-Issuers received the requisite consents to amend the indenture governing the 2017 Notes. On November 13, 2013, the Co-Issuers and the guarantors of the 2017 Notes and Wells Fargo Bank, National Association, as trustee and collateral trustee, executed the Eighth Supplemental Indenture (the “Supplemental Indenture”) to eliminate or modify most of the restrictive covenants and certain events of default, and release the liens for the benefit of the holders on the assets that secure the 2017 Notes, and make certain other changes. A copy of the Supplemental Indenture is attached as Exhibit 4.2 to this Report on Form 6-K and is incorporated herein by reference.

Any 2017 Notes validly tendered after the consent payment deadline but before the expiration of the Tender Offer will be eligible to receive the Tender Offer consideration of $1,018.94 per $1,000 principal amount of 2017 Notes, plus accrued and unpaid interest to, but not including, the final payment date for the tendered 2017 Notes, but not the consent payment. The Tender Offer remains open and is scheduled to expire at 12:00 midnight, New York City time, on November 26, 2013, unless extended by the Co-Issuers (the “Expiration Time”). Other than as required by applicable law, tendered 2017 Notes may not be withdrawn. The Co-Issuers currently expect to have a final payment date promptly following the Expiration Time for any 2017 Notes tendered after the consent payment deadline.

Redemption of Remaining 2017 Notes

On November 14, 2013, the Co-Issuers also announced that they will redeem for cash, on December 13, 2013, all 2017 Notes that remain outstanding after completion of the Tender Offer, at a redemption price of $1,043.13 per $1,000 principal amount of 2017 Notes, plus accrued and unpaid interest to, but not including, that redemption date. Distribution of an official notice of redemption to holders of the 2017 Notes commenced on November 13, 2013.

This Report on Form 6-K, except the second paragraph of Exhibit 99.1, which contains certain quotes by the Chairman and Chief Executive Officer of Navios Acquisition, is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File Nos. 333-170896 and 333-191266.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: December 9, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Indenture dated November 13, 2013

4.2	Eighth Supplemental Indenture dated November 13, 2013

99.1	Press Release dated November 13, 2013

99.2	Press Release dated November 14, 2013

99.3	Press Release dated November 14, 2013